Mail Stop 3561
      February 15, 2006

Cosimo J. Patti
President
Technology Integration Group, Inc.
85 Livingston Avenue, Suite 3
Roseland, NJ 07068

      Re:	Technology Integration Group, Inc.
		Amendment 1 to Registration Statement on Form SB-2
      Filed February 9, 2006
		File No. 333-130768

Dear Mr. Patti:

	We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Risk Factors, page 6
1.  FSI has limited financial resources..., page 6.
1. Please refer to comment 6 in our letter dated January 27, 2006. Because financings or cash generated from your present operations are not assured, investors should know the minimum dollar amount you need in the short term so as to gauge your viability as a going concern.
In this context, we note your disclosure on page 23 that you require
$150,000 in cash to support your operations, perform limited marketing efforts, and meet the minimum costs of being a public company. Disclose in this risk factor discussion the dollar amount you will require for the next 12 months for you to satisfy your liabilities and continue with your operations.

Management`s Discussion and Analysis, page 20
Operations, page 20
2. Please refer to comment 11 in our letter dated January 27, 2006.
As you depend on a few major customers, including an affiliate of Mr.
Patti, and your auditors have expressed substantial doubt as to your ability to continue as a going concern, investors should know the identity and affiliated nature of your material customers to help them evaluate your business and financial prospects. Please identify the two clients who accounted for substantially all of your revenues for fiscal years 2004 and 2005, and disclose that Mr. Patti is a director of one of those customers. Also identify your major customers in the business section, as requested in comment 17 of our letter dated January 27, 2006.

Liquidity, page 23
3. Regarding the disclosure in the last paragraph on page 23, please explain to readers the reasonable basis for your belief that the cash flow generated by your business in recent years "appears to be sufficient to meet minimum operating requirements over the next 12 months." Also, in light of the fact that your statements of operations and cash flows for the year ended June 30, 2005 and the three months ended September 30, 2005 show decreases in revenue, net losses, and net cash flow used in operating activities, we do not understand the basis for your assertion in the second paragraph on page 24 that "operations are generating sufficient cash to continue for the next 12 months." If you are unable to reasonably justify these assertions, you should remove the disclosures and any similar assertions from your filing.

Business, page 27
4. We note your revised disclosure in response to comment 17 of our letter dated January 27, 2006, including your list of representative clients and engagements and your statement that "[m]ost of the engagements were performed by New Wave Consulting, an entity controlled by Mr. Patti, which was a predecessor to us or by Mr. Patti himself." The disclosure in the business section should address the development of Technology Integration Group and discuss matters that are material to an understanding of its business. Therefore, please remove all examples of engagements and clients that predate the organization of Technology Integration Group, Inc. In addition, it is not clear to us how engagements that were performed by Mr. Patti or New Wave Consulting are relevant to an understanding of Technology Integration Group if the engagements did not involve or benefit the company. Please explain in your response letter how New
Wave Consulting is a predecessor to Technology Integration Group. Revise your disclosure of representative clients and engagements to discuss clients of Technology Integration Group and engagements conducted by Technology Integration Group. Furthermore, as requested in comment 17 of our letter dated January 27, 2006, please identify material clients with whom you continue to have or reasonably expect to continue to have business relations.

Report of Independent Registered Public Accounting Firm, page F-1
5. We note your amended Form SB-2 filed February 8, 2006. Ask your auditors to include an updated audit report to reflect the revisions you have completed in the restated financial statements. Also, the audit report should include a paragraph making reference to the restatement and to the notes to the financial statements where the restatement is disclosed.
Balance Sheet for Fiscal Year Ended June 30, 2005, page F-2
6. Please indicate on your balance sheet that it has been restated.
Statements of Stockholders` Equity for Fiscal Years Ended June 30, 2005 and 2004, page F-4
7. Please indicate on your statements of stockholders` equity that they have been restated.

Notes to the Financial Statements, June 30, 2005 and 2004, page F-
6
8. In regard to your restatement, please add a note to your financial statements to provide the disclosures required by paragraph 37 of APB
20.
Balance Sheet for Period Ended September 30, 2005, page F-12
9. Please indicate on your balance sheet that it has been restated.
Statement of Cash Flow for the Three Months Ended September 30,
2005,
page F-14
10. Please indicate on your statement of cash flows that it has been restated.

Notes to the Financial Statements, September 30, 2005, page F-15
11. In regard to your restatement, please add a note to your financial statements to provide the disclosures required by paragraph
37 of APB 20.
Item 28.  Undertakings, page 50
12. Please refer to comment 24 in our letter dated January 27, 2006.
Please include the undertakings required by Item 512(g) of Regulation
S-B.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376, or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Pradip Bhaumik, Attorney-Advisor, at (202) 551-3333, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

      Sincerely,



      Larry Spirgel
      Assistant Director

cc:	Gary B. Wolff, Esq.
	Fax:  (212) 644-6498


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Cosimo J. Patti
Technology Integration Group, Inc.
February 15, 2006
Page 1